EXHIBIT 99.1

Till Capital Reports 2nd Quarter 2016 Operational and Financial Results

HAMILTON, Bermuda, Aug. 12, 2016 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (“Till”), a Bermuda domiciled company, reports the filing on August 12, 2016 of its financial statements for the second quarter of 2016.  Till is very pleased to record its first quarterly profit since its formation in April, 2014.  The shareholders of Till earned $1,603,807 (unaudited) in the 2nd quarter, which equates to $0.47 per share.  Year-to-date (“YTD”, since December 31, 2015), the shareholders of Till have earned a profit of $834,372 (unaudited), which equates to $0.24 per share. The financial results are based on IFRS accounting standards and all items are reported in U.S. dollars unless otherwise indicated.

Operational Results

As of the 2nd quarter, ended June 30, 2016, and YTD, Till’s operational results included:

  Increase in cash and cash equivalents position of $2,297,011, to $3,942,139 in the 2nd quarter.  The cumulative increase in our cash position YTD was $2,422,258.
  Total revenue of $2,551,652 for the 2nd quarter 2016 (up $2,769,118 from Q2 of 2015) and $2,754,146 for YTD (up $3,232,253 from YTD Q2 2015).
  Both of Till’s insurance subsidiaries Omega and RRL reported profit in the 2nd quarter 2016.
  Sale of Golden Predator Mining Shares for a gain of $894,465.
  Continued liquidation of some of the longer-held resource assets in our investment portfolio.

Financial Results

Net profit attributable to Till shareholders for the quarter ended June 30, 2016 was $1,603,807, compared to a net loss of $3,094,872 for the second quarter of 2015.  Primary contributors to the financial performance for the quarter ended June 30, 2016 were:

  Net insurance premiums earned of $214,563 (compared to Q2 2015 premiums earned of $39,922).
  Investment gain of $2,212,733 (compared to Q2 2015 investment loss of $340,724).
  Expenses of $1,004,382 (compared to Q2 2015 expenses of $2,893,601), whose primary components were $212,023 of claims and claim adjustment expenses, and $804,041 of general and administrative and staff costs (including those of Till’s wholly-owned subsidiary Omega Holdings).

“This strong second quarter profit represents a major milestone for the company, and is evidence of our team’s commitment to creating value for Till shareholders, which is our total focus,” said Dr. John T. (Terry) Rickard, CEO of Till.  “It was accomplished through the dedicated efforts of all of our team on growing our core insurance business, enhancing investment returns on our portfolio and tightly controlling expenses.  We pledge to continue our efforts in these regards, while cautioning that we are in a highly competitive insurance business and must deal with considerable uncertainties in the financial markets that will affect our investment portfolio performance.  I congratulate and thank each member of the Till organization for their contributions to this quarter’s results.”

Investors are invited to participate in a conference call with company management on Tuesday, August 23, 2016, at 2 PM Eastern Time, 11 AM Pacific Time.  Dial-in instructions are as follows:

PARTICIPANT DIAL IN (TOLL FREE):	1-877-270-2148
PARTICIPANT INTERNATIONAL DIAL IN:	1-412-902-6510

After dialing in, please ask to be joined to the Till Capital call.

Conference call replay will be available for a limited time afterward at the following numbers:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	1-855-669-9658
Replay Access Code:	10088018

Reported by:

John T. (“Terry”) Rickard
Director and Interim Chief Executive Officer
(208) 635-5415

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace.  Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, Till Capital Ltd. has been structured to produce underwriting profits as well as above average returns on assets under management.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com

Cautionary Note
At this time, Till Capital Ltd. has no current plans to provide earnings guidance due to the volatility of investment returns.

Till Capital Ltd. shares are restricted voting shares, whereby no single shareholder of Till Capital Ltd. is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital Ltd. beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital Ltd. shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital Ltd. or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital Ltd.  should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.